MIGENIX Inc.

BC Research Complex

3650 Wesbrook Mall

Vancouver, BC V6S 2L2

Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Appoints Recognized Financial Market Expert,

W. Keith Schilit, Ph.D. to Board

Vancouver, BC, CANADA & San Diego, CA, USA – November 18, 2004 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has appointed W. Keith Schilit, Ph.D., to its Board of Directors.

Dr. Schilit is an accomplished entrepreneur, venture capitalist, consultant, author, and lecturer.  He is an internationally recognized expert in the areas of raising capital for, managing, and investing in growth businesses and has been featured in The Wall Street Journal, Business Week, The New York Times, USA Today, Inc., Success, and over 300 other publications, as well as on over 100 TV and radio broadcasts.  Dr. Schilit is the author of five recent books on venture capital, IPOs, and emerging growth ventures.  He is an expert in the area of corporate governance and has been an active member of the board of directors (and has served as Chairman of the Executive Committee, the Compensation & Benefits Committee, and the Audit Committees) of several private and public companies. Dr. Schilit holds an MBA & Ph.D. in strategic planning from the University of Maryland and has been on the faculties of Keio University (Harvard’s sister university in Tokyo) and Syracuse University.

Concurrent with Dr. Schilit’s appointment, Robert Rieder has retired from the Company’s Board.  The Company wishes to thank Mr. Rieder for his great contribution to the company over the past 10 years.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. With multiple product opportunities in various stages of clinical and preclinical development, the Company’s most advanced clinical programs include drug candidates for the treatment of chronic Hepatitis C infections, the prevention of catheter-related infections, the treatment of Alzheimer’s disease and the treatment of acne. MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@ao.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.